Filed Pursuant to Rule 433

Registration No. 333-291349

November 10, 2025

Relating to Preliminary Prospectus Supplement

dated November 10, 2025

THE MOSAIC COMPANY

Pricing Term Sheet

$500,000,000 4.350% Senior Notes due 2029 (the “2029 Notes”)

$400,000,000 4.600% Senior Notes due 2030 (the “2030 Notes”)

This pricing term sheet (this “pricing term sheet”) is qualified in its entirety by reference to the preliminary prospectus supplement, dated November 10, 2025 (the “preliminary prospectus supplement”), and the related base prospectus, dated November 7, 2025 (the “base prospectus” and, together with the preliminary prospectus supplement, including the documents incorporated by reference in the preliminary prospectus supplement and the base prospectus, the “prospectus”), of The Mosaic Company. The information in this pricing term sheet supplements the preliminary prospectus supplement and updates and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information in the preliminary prospectus supplement. Capitalized terms used and not defined herein have the meanings assigned in the prospectus.

Issuer:	The Mosaic Company

Ratings (Moody’s/S&P/Fitch)*:	Baa2 / BBB / BBB

Security Type:	Senior Unsecured Notes

Offering Format:	SEC Registered

Pricing Date:	November 10, 2025

Settlement Date (T+2)**:	November 13, 2025

Maturity Date:	2029 Notes: January 15, 2029 2030 Notes: November 15, 2030

Interest Payment Dates:	2029 Notes: January 15 and July 15, beginning July 15, 2026 2030 Notes: May 15 and November 15, beginning May 15, 2026

Principal Amount:	2029 Notes: $500,000,000 2030 Notes: $400,000,000

Benchmark:	2029 Notes: 3.500% Notes due October 15, 2028 2030 Notes: 3.625% Notes due October 31, 2030

Benchmark Price / Yield:	2029 Notes: 99-231⁄4 / 3.599% 2030 Notes: 99-201⁄4 / 3.706%

Spread to Benchmark:	2029 Notes: +77 bps 2030 Notes: +92 bps

Yield to Maturity:	2029 Notes: 4.369% 2030 Notes: 4.626%

Coupon:	2029 Notes: 4.350% 2030 Notes: 4.600%

Public Offering Price:	2029 Notes: 99.934% 2030 Notes: 99.885% in each case, plus accrued interest, if any, from November 13, 2025

Optional Redemption:

Make-Whole Call:

2029 Notes: At any time prior to December 15, 2028, at the greater of (i) 100% or (ii) a make-whole price calculated using a discount rate of Treasury plus 15 basis points

2030 Notes: At any time prior to October 15, 2030, at the greater of (i) 100% or (ii) a make-whole price calculated using a discount rate of Treasury plus 15 basis points

Par Call:	2029 Notes: At any time on or after December 15, 2028 2030 Notes: At any time on or after October 15, 2030

CUSIP / ISIN:	2029 Notes: 61945C AJ2 / US61945CAJ27 2030 Notes: 61945C AK9 / US61945CAK99

Denominations:	$2,000 x $1,000

Net Proceeds (After Underwriting Discounts but Before Expenses):	$894,810,000

Active Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. BMO Capital Markets Corp. Goldman Sachs & Co. LLC

Passive Joint Book-Running Managers:	BofA Securities, Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC PNC Capital Markets LLC Rabo Securities USA, Inc. U.S. Bancorp Investments, Inc. Banco Bradesco BBI S.A.

Co-Managers:	TD Securities (USA) LLC BNP Paribas Securities Corp. MUFG Securities Americas Inc. Barclays Capital Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
**

The Issuer expects to deliver the 2029 Notes and the 2030 Notes (collectively, the “Notes”) against payment for the Notes on or about November 13, 2025, which will be the second business day following the date of the pricing of the Notes, or “T+2”. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day immediately preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle T+2, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day immediately preceding the settlement date should consult their advisors.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Citigroup Global Markets Inc. toll-free at (800) 831-9146, BMO Capital Markets Corp. toll-free at (888) 200-0266 or Goldman Sachs & Co. LLC toll-free at (866) 471-2526.

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